Exhibit 99.1

BTC Digital Ltd. Announces Entry into Share Subscription Agreements in Connection with Private Placement of Ordinary Shares

SHENZHEN, China, December 26, 2023 /PRNewswire/ -- BTC Digital Ltd. (“BTC Digital” or the “Company”) (NASDAQ: BTCT), a cryptocurrency mining company, today announced that it has entered into subscription agreements (the “Subscription Agreements”) with three individual investors (the “Investors”), for the issue and sale of 303,497 ordinary shares of the Company, par value US$0.06 per share (the “Ordinary Shares”), for total gross proceeds of $1,014,286, or US$3.342 per share.

Each of the Investors represented that he or she was not a resident of the United States and was not “U.S. persons” as defined in Rule 902(k) of Regulation S and was not acquiring the ordinary shares of the Company for the account or benefit of any U.S. person. The Subscription Agreements and the transactions contemplated thereby have been approved by the Company’s board of directors. The Company expects the transactions contemplated by the Subscription Agreements to close on or about January 3, 2024. The Company plans to use the proceeds to purchase additional mining machines, which is expected to further increase the aggregate computing power of the Company’s cryptocurrency mining fleet.

“We are excited to announce the entry into the Subscription Agreements. With the capital injection, we are aim to further grow our cryptocurrency mining business,” said Mr. Alan Peng, Chief Executive Officer of BTC Digital.

About BTC Digital Ltd.

BTC Digital Ltd.is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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